UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of July, 2026 Commission File Number 001-37595 SANTANDER UK GROUP HOLDINGS PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Santander UK Group Holdings plc Quarterly Management Statement for the six months ended 30 June 2026

Quarterly Management Statement Q2-26 1 Santander UK Group Holdings plc Mahesh Aditya, Chief Executive Officer, commented: “Following successful completion of the acquisition of TSB on 30 April, we were pleased to welcome 4 million customers and 4,500 colleagues to Santander UK, making us the UK's third-largest bank by personal current accounts and fourth-largest mortgage lender. Our priority is to deliver a successful integration of TSB, alongside our continued strategic focus on deepening customer relationships and operational efficiency, leveraging world class technology investment by Banco Santander and the growing use of AI to better serve our customers. Our H1-26 results show good business performance, with continued net lending growth as well as increased efficiency, driven by simplification and automation. However, profit before tax decreased to £528m, mainly due to an increase in Q1-26 in the provision charge relating to historical motor finance commission payments and higher restructuring costs. Santander UK and TSB have 480 branches and, as I’ve travelled across the UK over the past few months speaking with branch colleagues, I have been impressed with the excellent service they provide to customers who choose to bank with us that way. As we integrate TSB with Santander UK, our ambition for customers is to combine leading digital services with the personal support they value, helping us to create the best bank for customers in the UK. I see branches as an important part of our strategy and do not intend to close any additional Santander or TSB branches before 2028 at the earliest, alongside our continued commitment to invest in modernising our network and to introduce new Work Cafés.” H1-26 financial and business highlights Focus on providing our customers with products and services that meet their needs • Supported first-time buyers and savers with competitive and innovative new products, including the market-leading Regular Saver and the First Home Saver linked to our My First Home mortgage. • Our front-line teams used tailored AI solutions to support with 4.3 million customer phone calls. • Proactively contacted 146,000 customers we expect to be most severely impacted by energy cost pressures, signposting support available. • Retail NPS2 ranking remained steady at 6th, but we are encouraged by the improving trajectory of our recent scores. Our latest customer surveys reflect improving trust, stronger perceptions of value and increasing customer advocacy. H1-26 profit before tax decreased by £236m to £528m (H1-25: £764m), mainly due to the charge in Q1-26 relating to historical motor finance commission payments and higher restructuring costs • Banking NIM3 of 2.25% was broadly flat (H1-25: 2.26%), as the inclusion of TSB’s higher NIM was offset by higher cost of deposits due to our focus on growth in a competitive market, mitigated by our structural hedge. • Net interest income increased 8%, due to the inclusion of TSB. • Operating expenses4 were broadly flat as the inclusion of TSB’s costs was offset by ongoing simplification and automation. • CIR3, 4 of 54% improved 4pp, due to increased operational efficiency. • Credit impairment charges were up £173m, mainly due to the acquisition of TSB, including a day 1 charge of £62m, where accounting rules require non-credit impaired balances to be brought onto our books with a Stage 1 ECL provision. Credit impairment charges also increased due to a deterioration in the economic outlook reflecting recent events in the global economy. Cost of risk3 of 18bps (Dec-25: 10bps), up mainly due to the day 1 charge for TSB (4bps). • Restructuring and specific provisions4 were up £272m, driven by a £179m increase in the provision charge in Q1-26 relating to historical motor finance commission payments and higher restructuring costs. • TSB loss before tax from 1 May to 30 June 2026 of £25m mainly due to the day 1 credit impairment charge of £62m noted above. • RoTE3 of 9.1% (2025: 10.0%), was down 90bps; the Q1-26 historical motor finance commission payments charge reduced RoTE by 110bps. Customer loans and deposits increased, reflecting the TSB acquisition, and continued broad based growth; LDR of 105% (Dec-25: 105%) • Mortgage loans increased to £204.7bn (Dec-25: £169.0bn) mainly due to the inclusion of TSB; higher gross mortgage lending in H1-26 of £14.7bn (H1-25: £10.6bn). • Customer deposits increased to £227.2bn (Dec-25: £190.2bn) mainly due to TSB, and with a continued flow into term savings. • Acquired TSB balances remained stable. • Asset quality remains good. Stage 3 ratio3 of 0.85% down 32bps from Dec-25; (10bps due to high RWA mortgage sale); arrears remain low. Strong liquidity and funding, with our capital position maintaining significant buffers to regulatory requirements; we remain focused on capital efficiency • CET1 capital ratio of 14.2% (Dec-25: 15.7%), as we optimised capital levels alongside the acquisition of TSB and resumed declaring dividends; UK leverage ratio of 4.9% (Dec-25: 5.1%). • Equivalent of £6.8bn in term issuance in H1-26; we continue to maintain diversified and resilient wholesale funding. • LCR stable at 166% (Dec-25: 166%). Outlook • We expect to see net lending growth continue in 2026. • Banking NIM is expected to be stable in 2026. We continue to manage our structural hedge position for income stability. • Cost of risk is expected to stabilise across 2026. • We expect further cost efficiencies in 2026, driven by simplification and automation of our business, and integration of TSB. • We reconfirm our published targets of increasing RoTE to 16%, with cost synergies of at least £400m, by the end of 2028. • We continue to monitor risks from geopolitical events, including in the Middle East and the UK, and the potential impact on inflation. Notes: 1 See Appendix 5 for more on the acquisition of TSB. 2 See Appendix 5 for more on NPS. 3 See Appendix 1 for details. 4 See Appendix 5 for details of the Change in accounting policy.

Income statement summary

Summarised consolidated income statement	30 June 2026	30 June 2025	Change
	£m	£m	%
Net interest income	2,392	2,215	8
Non-interest income[1, 3]	133	79	68
Net operating income[1]	2,525	2,294	10
Operating expenses before credit impairment charges, restructuring and specific provisions[3]	(1,353)	(1,331)	2
Credit impairment charges	(278)	(105)	165
Restructuring and specific provisions[3]	(366)	(94)	289
Profit before tax	528	764	(31)
Tax on profit	(143)	(196)	(27)
Profit after tax	385	568	(32)
Banking NIM[2]	2.25 %	2.26 %	(1)bps
CIR[2]	54 %	58 %	(4)pp
Cost of risk[2]	18 bps	6 bps	12bps

H1-26 profit before tax down 31% vs H1-25

- Net interest income increased 8%, mainly due to the inclusion of TSB's higher NIM. This was partially offset by higher cost of deposits due to our focus on growth in a competitive market, mitigated by our structural hedge.
- Non-interest income was up 68%, mainly due to the inclusion of TSB, and higher retail and corporate fee income, including in business banking.
- Operating expenses were broadly flat as the inclusion of TSB's costs was offset by a reduction of £94m due to ongoing simplification and automation.
- Credit impairment charges were up £173m, mainly due to the acquisition of TSB, including a day 1 charge of £62m where accounting rules require non-credit impaired balances to be brought onto our books with a Stage 1 ECL provision. Credit impairment charges also increased due to a deterioration in the economic outlook reflecting recent events in the global economy.
- Restructuring and specific provisions[3] were up £272m, driven by an £179m increase in the provision charge in Q1-26 relating to historical motor finance commission payments and higher restructuring costs, including £19m (Q1-25: £42m) relating to changes to our branch network[4] in Q1-26.

Notes:

1 Comprises 'Net fee and commission income', 'Other operating income' and 'Regulatory fees and levies'.
2 See Appendix 1 for details.
3 See Appendix 5 for details of the Change in accounting policy.
4 See Q1-26 Quarterly Management Statement for more on changes to our branch network.

Quarterly Management Statement Q2-26 2 Santander UK Group Holdings plc

Balance sheet summary[1]

Customer loans, customer deposits and wholesale funding	30 June 2026 £bn	31 December 2025 £bn
Customer loans	238.9	200.6
Customer deposits	227.2	190.2
Total wholesale funding	60.4	52.7

Customer loans	30 June 2026 £bn	31 December 2025 £bn
Retail & Business Banking	212.9	175.2
- Mortgages	204.7	169.0
- Credit Cards	3.7	3.1
- Unsecured Personal Loans	3.2	2.0
- Overdrafts	0.5	0.4
- Business Banking	0.8	0.7
Consumer Finance	5.0	5.0
Corporate & Commercial Banking	19.5	18.9
Corporate Centre	1.5	1.5
Total	**238.9**	**200.6**

Prudent approach to risk evident across our customer loan portfolio

- Mortgages: higher gross mortgage lending in H1-26 of £14.7bn (H1-25: £10.6bn).
- Credit Cards: 53% (Dec-25: 54%) of customers repay their full balance each month.
- Unsecured Personal Loans: average customer balance of £6k (Dec-25: £6k).
- Overdrafts: relatively small balance of £0.5bn (Dec-25: £0.4bn).
- Business Banking: includes £0.5bn (Dec-25: £0.6bn) of BBLS with 100% Government guarantee.
- Consumer Finance: 99% (Dec-25: 98%) of lending is collateralised on the vehicle.
- CCB: customers remain largely resilient with continuing improvement in asset quality.

Customer loans increased by £38.3bn in H1-26, driven by the acquisition of TSB and broad based growth across segments

- Mortgages increased by £33.9bn in May 2026 with the acquisition of TSB.
- Mortgages also increased due to higher gross lending, partially offset by the sale of £1.3bn of high RWA mortgages.

Customer deposits	30 June 2026 £bn	31 December 2025 £bn
Retail & Business Banking	192.6	155.7
- Current accounts	69.1	59.4
- Savings	108.4	82.5
- Business Banking	10.1	8.6
- Other Retail Products	5.0	5.2
Corporate & Commercial Banking	24.8	24.4
Corporate Centre	9.8	10.1
Total	**227.2**	**190.2**

Customer deposits increased by £37.0bn in H1-26, driven by the acquisition of TSB and broad based growth across segments

- Current accounts and Savings increased by £12.1bn and £20.9bn in May 2026 with the acquisition of TSB.
- Savings also increased as customers continued to look to lock in excess Current account balances to more attractive Savings products, as well as a successful ISA season.
- Corporate & Commercial Banking increased, in a competitive market. We have a pipeline in place to support future growth.

Notes:
1 Detailed balance sheet will be included in the Santander UK Group Holdings plc Half Yearly Financial Report 2026 to be published on 7 August 2026.

Quarterly Management Statement Q2-26 3 Santander UK Group Holdings plc

Credit quality

Customer loan quality		30 June 2026				31 December 2025	
	Stage 1	**Stage 2**	**Stage 3**	**POCI[2]**	Stage 1	Stage 2	Stage 3
	£bn	**£bn**	**£bn**	**£bn**	£bn	£bn	£bn
Retail & Business Banking	194.4	16.8	1.3	0.4	157.8	15.8	1.6
- Mortgages	187.2	15.9	1.2	0.4	152.6	14.9	1.5
- Credit Cards	3.2	0.4	0.1	—	2.6	0.4	0.1
- Unsecured Personal Loans	3.0	0.2	—	—	1.8	0.2	—
- Overdrafts	0.3	0.2	—	—	0.2	0.2	—
- Business Banking	0.7	0.1	—	—	0.6	0.1	—
Consumer Finance	4.6	0.4	—	—	4.6	0.4	—
Corporate & Commercial Banking	17.6	1.3	0.6	—	16.9	1.4	0.6
Corporate Centre	1.5	—	—	—	1.5	—	—
Total	**218.1**	**18.5**	**1.9**	**0.4**	**180.8**	**17.6**	**2.2**
Total ECL	**0.2**	**0.3**	**0.4**	**—**	0.1	0.3	0.4
Of which:							
Retail & Business Banking	0.1	0.2	0.1	—	0.1	0.2	0.1
- Mortgages	—	0.1	—	—	—	0.1	0.1
- Credit Cards	—	0.1	—	—	—	0.1	—

Customer loan quality		30 June 2026				31 December 2025	
	Stage 1[1] ratio %	**Stage 2[1] ratio %**	**Stage 3[1] ratio %**	**POCI[1] ratio %**	Stage 1[1] ratio %	Stage 2[1] ratio %	Stage 3[1] ratio %
Retail & Business Banking	91.3	7.9	0.65	0.20	90.1	9.0	0.95
- Mortgages	91.4	7.8	0.59	0.20	90.3	8.8	0.88
- Credit Cards	86.3	11.6	2.67	0.30	84.6	13.5	2.88
- Unsecured Personal Loans	93.0	6.0	0.83	0.10	89.6	9.3	1.07
- Overdrafts	57.0	36.9	5.67	1.20	41.8	52.3	6.87
- Business Banking	86.3	8.8	4.06	0.90	84.2	10.2	5.65
Consumer Finance	90.9	8.1	0.97	—	92.3	6.7	0.96
Corporate & Commercial Banking	90.4	6.7	3.03	—	89.1	7.6	3.42
Corporate Centre	99.5	0.3	0.19	—	99.3	0.5	0.15
Total	**91.2**	**7.8**	**0.85**	**0.20**	**90.1**	**8.8**	**1.17**

Notes:
1 See Appendix 1 for details.
2 Accounting rules require credit impaired loans acquired as part of the TSB acquisition to be classified separately as Purchased or Originated Credit-Impaired (POCI).

Quarterly Management Statement Q2-26 4 Santander UK Group Holdings plc

Arrears over 90 days past due	30 June 2026	31 December 2025
	%	%
Retail & Business Banking		
– Mortgages	0.54	0.65
– Credit Cards	0.80	0.55
– Unsecured Personal Loans	0.91	0.78
– Overdrafts	3.49	3.09
– Business Banking	2.91	3.83
Consumer Finance	0.43	0.44
Corporate & Commercial Banking	1.31	1.04

Loans in Stage 1 increased, reflecting the TSB acquisition, and continued broad based growth; good underlying asset quality

- Accounting rules require loans of £2.7bn classified by TSB as Stage 2 recognised in May 2026 as part of the TSB acquisition to be brought onto our books as Stage 1.

Loans in Stage 2 increased slightly, due to the TSB acquisition

- Loans in Stage 2 increased as £1.1bn of loans (including £1bn of mortgages), classified as Stage 2 by TSB recognised by Santander UK as Stage 1 on acquisition suffered a SICR by 30 June 2026.
- Mortgage loans in Stage 2 also decreased reflecting a sale of high RWA mortgages.
- CCB loans in Stage 2 decreased due to cases successfully completing probation periods (i.e. curing) and returning to Stage 1.

Loans in Stage 3 decreased

- Mortgage loans in Stage 3 decreased mainly due to the sale of high RWA mortgages.
- CCB loans in Stage 3 were broadly flat.

Purchased or Originated Credit-Impaired (POCI)

- Accounting rules require loans of £0.4bn (mainly mortgage loans and credit card balances) classified as credit impaired by TSB recognised by Santander UK as part of the TSB acquisition to be classified separately as POCI.

ECL provision

- ECL provision increased by £78m to £891m (Dec-25: £813m), mainly due to the acquisition of TSB, including a day 1 charge of £62m, where accounting rules require non-credit impaired balances to be brought onto our books with a Stage 1 ECL provision, as well as changes in our economic scenarios and weights reflecting recent events in the global economy. This was partly offset by the sale of high RWA mortgages.
- 6-month gross write-off utilisation of £129m (2025: £248m).

Coverage ratio

- Coverage ratio stable at 0.3% (Dec-25: 0.3%).

Quarterly Management Statement Q2-26 5 Santander UK Group Holdings plc

Economic scenarios

Economic scenarios were updated for Q2-26 to reflect the latest market data, including expectations for inflation and Bank Rate

- The Base Case was updated to reflect recent events in the global economy. These are expected to result in higher inflation and Bank Rate paths than previously expected. Weaker growth and higher unemployment is also anticipated.
- The Downside scenarios capture a range of risks, including further escalation of geopolitical events, continuing weaker investment (reflecting the unstable environment and higher cost of employment), a continuing and significant mismatch between job vacancies and skills (as well as a smaller labour force) and a return to upside inflation surprises causing interest rates to remain at higher levels for longer.
- The Upside scenario incorporates stronger economic growth, driven by an improvement in the supply side of the economy.
- There were no changes to weights in Q2-26. Weights were updated in Q1-26 to reflect increased downside risks to the UK economic outlook. The Downside 1 weight was increased by 5%, and the Base Case weight was decreased by 5%.

Economic scenarios[1]		Upside	Base case	Downside 1	Downside 2	Weighted
		%	%	%	%	%
GDP	2025 (actual)	1.4	1.4	1.4	1.4	1.4
(Calendar year annual growth rate)	2026	1.2	0.9	0.4	(1.2)	0.6
	2027	1.7	0.9	(0.3)	(2.9)	0.3
	2028	2.6	1.4	1.7	1.4	1.7
	2029	2.5	1.4	2.1	1.5	1.8
	2030	2.8	1.5	1.7	1.5	1.7
	Start to trough[2]	n/a	n/a	(1.0)	(5.0)	(0.6)
Bank Rate	2025 (actual)	3.75	3.75	3.75	3.75	3.75
(at 31-Dec for each period)	2026	3.50	4.00	4.50	3.25	4.00
	2027	3.25	3.50	4.75	2.00	3.69
	2028	3.25	3.25	3.50	2.25	3.23
	2029	3.25	3.25	3.50	2.75	3.28
	2030	3.25	3.25	3.50	3.00	3.30
	5-year peak	3.75	4.00	4.75	3.75	4.00
HPI	2025 (actual)	1.0	1.0	1.0	1.0	1.0
(Q4 annual growth rate)	2026	1.3	0.8	(1.1)	(11.0)	(0.9)
	2027	3.7	1.5	(6.7)	(13.0)	(1.9)
	2028	5.0	2.5	(1.4)	1.7	1.7
	2029	5.0	3.0	3.4	7.9	3.8
	2030	5.0	3.0	4.4	5.6	3.9
	Start to trough[2]	n/a	n/a	(9.8)	(27.2)	(3.3)
Unemployment	2025 (actual)	5.2	5.2	5.2	5.2	5.2
(at 31-Dec for each period)	2026	5.3	5.4	5.8	7.2	5.7
	2027	4.9	5.4	6.0	8.3	5.8
	2028	4.1	5.2	5.3	7.5	5.3
	2029	4.0	4.9	4.9	6.7	4.9
	2030	4.0	4.6	4.7	5.2	4.6
	5-year peak	5.3	5.5	6.1	8.5	5.9
CRE price growth	2025 (actual)	1.1	1.1	1.1	1.1	1.1
(Q4 annual growth rate)	2026	3.6	0.6	(4.3)	(13.1)	(1.8)
	2027	4.1	1.3	(3.6)	(8.0)	(0.5)
	2028	4.1	2.1	(0.4)	(2.9)	1.3
	2029	4.0	1.8	2.8	2.2	2.5
	2030	3.9	1.5	1.7	2.4	2.1
	Start to trough[2]	n/a	n/a	(8.3)	(22.4)	(2.4)
Scenario weights		15 %	45 %	30 %	10 %	100 %

Notes:

1 Our Q2-26 forecast used for ECL calculation.

2 GDP, HPI and CRE start is taken from the level at Q1-26.

Quarterly Management Statement Q2-26 6 Santander UK Group Holdings plc

Capital, liquidity and funding

Key metrics	30 June 2026		31 December 2025	
	£bn	%	£bn	%
Capital				
CET1 capital	11.5	14.2	10.7	15.7
Total qualifying regulatory capital	16.1	19.9	14.6	21.3
T1 Capital / UK Leverage	13.8	4.9	12.8	5.1
RWA	81.1		68.3	
Liquidity				
Liquid assets / LCR	57.6	166	51.0	166
Funding				
Loan to deposit ratio		105		105
Wholesale funding[1]	60.4		52.7	
of which with a residual maturity of less than one year	20.0		13.4	

Capital ratios well above regulatory requirements

- CET1 capital ratio decreased to 14.2% as we optimised capital levels alongside the acquisition of TSB and resumed declaring dividends.
- UK leverage exposure increased to £283.2bn (Dec-25: £251.7bn) mainly due to the acquisition of TSB.
- RWAs increased to £81.1bn, mainly due to the acquisition of TSB. This was partially offset by the sale of high RWA mortgages.

Strong liquidity position

- LCR stable at 166% (Dec-25: 166%).
- LCR eligible liquid assets surplus of £22.7bn to regulatory requirements.
- LCR eligible liquidity pool of £57.6bn (Dec-25: £51.0bn), includes £39.4bn cash and central bank reserves (Dec-25: £31.7bn).

Diversified funding across well-established issuance programmes

- LDR of 105% (Dec-25: 105%).
- Issued £6.8bn Sterling equivalent term issuance in H1-26, including Covered bonds, RMBS, AT1 and Senior Unsecured issuances[2].
- TFSME outstanding balance of £4.5bn at Jun-26, of which £2.9bn is due for repayment in 2027 and £1.6bn is due in 2031.
- We expect to issue £8.0 to 12.0bn of term issuance in 2026, including the £6.8bn issued in H1-26.

Structural hedge evolution

- Santander UK plc's structural hedge position increased to £118bn at Jun-26 (Dec-25: £103bn) driven by the acquisition of TSB.
- Average duration of 2.6 years (Dec-25: 2.3 years) was up as we extended the duration to enhance income stability.
- Gross average yield from the structural hedge in H1-26 was 3.11% (H1-25: 2.51%); with Q2-26: 3.19% and Q1-26: 3.01%.
- Structural hedge gross yields remained supportive in H1-26, partially offsetting continued pressure on customer margins and deposit mix.
- We continue to manage our structural hedge position for income stability.

Significant Risk Transfers (SRTs)

- As part of our strategy aimed at driving balance sheet optimisation, in H1-26, Santander UK completed one SRT (2025: four).
- H1-26 SRT covered Corporate & Commercial Banking assets (2025: Retail & Business Banking, Corporate & Commercial Banking and Consumer Finance assets).

Notes:

1 See Appendix 1 for details.

2 See Appendix 4 for more on our 2026 funding plans.

Quarterly Management Statement Q2-26 7 Santander UK Group Holdings plc

Quarterly Management Statement Q2-26 8 Santander UK Group Holdings plc Summary segmental information With effect from 30 April 2026, we acquired TSB as described in Appendix 5, which now forms part of our Retail & Business Banking segment. Customer loans 30 June 2026 31 December 2025 £bn £bn Retail & Business Banking 212.9 175.2 Consumer Finance 5.0 5.0 Corporate & Commercial Banking 19.5 18.9 Corporate Centre 1.5 1.5 Total 238.9 200.6 Customer deposits 30 June 2026 31 December 2025 £bn £bn Retail & Business Banking 192.6 155.7 Consumer Finance — — Corporate & Commercial Banking 24.8 24.4 Corporate Centre 9.8 10.1 Total 227.2 190.2 RWA 30 June 2026 31 December 2025 £bn £bn Retail & Business Banking 56.3 43.4 Consumer Finance 7.4 7.8 Corporate & Commercial Banking 12.2 12.4 Corporate Centre 5.2 4.7 Total 81.1 68.3 Profit / (loss) before tax H1-26 H1-25 £m £m Retail & Business Banking 562 566 Consumer Finance (160) 55 Corporate & Commercial Banking 145 146 Corporate Centre (19) (3) Total 528 764 Retail & Business Banking • Customer loans and deposits increased, reflecting the acquisition of TSB and continued growth. • Profit before tax was down slightly, mainly due to the inclusion of TSB’s loss before tax of £25m since its acquisition, higher credit impairment charges and restructuring costs. This was partially offset by higher income. Consumer Finance • Customer loans were stable, and we continue to focus on value and capital generation. • Loss before tax mainly due to higher provision charges in Q1-26 in respect of historical motor finance commission payments. Corporate & Commercial Banking • Continued focus on high-value and international business. • Profit before tax was broadly flat, as higher credit impairment charges were offset by cost discipline. Corporate Centre • Loss before tax increased, mainly due to integration related costs.

Quarterly Management Statement Q2-26 9 Santander UK Group Holdings plc Appendix 1 - Calculations • Banking NIM: Annualised net interest income divided by average customer loans for the period (H1-26: £212,182m; 2025: £198,779m). • Cost of risk: Sum of credit impairment charges for the last 12-month period as a percentage of average customer loans for the last 12 months (H1-26: £206,344m; 2025: £198,779m). • CIR: Total operating expenses before credit impairment charges, and restructuring and specific provisions as a percentage of the total of net interest income and non-interest income. • Non-interest income: Net fee and commission income plus other operating income and regulatory fees and levies. • POCI ratio: Sum of POCI drawn assets divided by the sum of total drawn assets. • Stage 1 ratio: Sum of Stage 1 drawn assets divided by the sum of total drawn assets. • Stage 2 ratio: Sum of Stage 2 drawn assets divided by the sum of total drawn assets. • Stage 3 ratio: Sum of Stage 3 drawn and undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets. • RoTE: Profit after tax attributable to equity holders of the parent, divided by average shareholders’ equity less average AT1 securities and average goodwill and other intangible assets. • Wholesale funding: Deposits by banks reported in Corporate Centre, debt securities in issue, subordinated liabilities, AT1 issuance and Central Bank facilities, including TFSME and Indexed-Long Term Repos used for funding. Movement in Banking NIM Movement in Banking NIM (Annual) % H1-25 Banking NIM 2.26 Loan margins (0.13) Structural deposit margins 0.27 Fixed and variable deposit margins (0.26) Impact of TSB 0.05 Funding, liquidity & other 0.06 H1-26 Banking NIM 2.25 Movement in Banking NIM (Quarterly) % Q1-26 Banking NIM 2.22 Loan margins (0.05) Structural deposit margins 0.09 Fixed and variable deposit margins (0.03) Impact of TSB 0.10 Funding, liquidity & other (0.05) Q2-26 Banking NIM 2.28 • Loan margins: Customer rate less relevant risk-free rate. • Structural deposit margins: Customer rate less gross structural hedge yield. • Fixed and variable deposit margins: Customer rate less applicable swap rate or Bank Rate for fixed rate and variable rate deposits respectively. • Funding, liquidity & other: Mainly wholesale funding coupon less Bank Rate or SONIA, and income from the eligible liquidity pool.

Quarterly Management Statement Q2-26 10 Santander UK Group Holdings plc Appendix 1 - Calculations continued RoTE Overview RoTE calculation H1-26 2025 £m £m Annualised profit after tax 776 1,115 Phasing Adjustment 334 — Profit due to equity holders of the parent (A) 1,110 1,115 Average shareholders' equity 16,359 14,809 Less average AT1 securities (2,342) (2,100) Average ordinary shareholders' equity 14,017 12,709 Average goodwill and other intangible assets (1,826) (1,525) Average tangible equity (B) 12,191 11,184 RoTE (A/B) 9.1% 10.0 % Phasing adjustment relates to charges for Regulatory fees and levies (including the Bank of England Levy) and Restructuring and specific provisions.

Quarterly Management Statement Q2-26 11 Santander UK Group Holdings plc Appendix 2 - Mortgages Interest rate profile 30 June 2026 31 December 2025 Fixed rate 91% 92 % Variable rate 6% 6 % Standard Variable Rate (SVR) 2% 1 % Follow on Rate (FoR) 1% 1 % Average balance weighted LTV 30 June 2026 31 December 2025 Stock 53% 52 % New Business 66% 65 % London lending (new business) 64% 64 % Borrower profile 30 June 2026 31 December 2025 Home movers 40% 42 % Remortgagers 31% 28 % First-time buyers 20% 21 % Buy-to-let 9% 9 % Additional mortgage information 30 June 2026 31 December 2025 Proportion of Santander-branded mortgage internal transfers retained online 83% 79 % Average loan size (stock)3 £200k £201k Average loan size (new business) £249k £254k Movement in mortgage lending £bn 1 January 2026 169.0 New business 14.7 Acquisition of TSB 33.9 Redemptions and repayments (12.9) 30 June 2026 204.7 Internal transfers of £18.6bn in H1-26. Internal transfers relate to current customers switching from one product to another. Notes: 1 Home movers include both existing customers moving house and taking out a new mortgage with us, and customers who switch their mortgage to us when they move house. 2 Remortgagers are new customers who are taking a new mortgage with us. 3 Average initial advance of existing stock.

Appendix 3 - Capital

Regulatory capital requirements

Regulatory headroom	CET1 capital £bn	UK leverage £bn	Total capital £bn	MREL £bn
Jun-26 position	11.5	13.8	16.1	27.0
Minimum requirement	9.2	11.2	13.5	23.5
Distance to MDA / excess	**2.3**	**2.6**	**2.6**	**3.5**

Regulatory headroom	CET1 capital %	UK leverage %	Total capital %	MREL %
Jun-26 position	14.2	4.9	19.9	33.3
Minimum requirement	11.4	4.0	16.7	29.0
Distance to MDA / excess	2.8	0.9	3.2	4.3

Minimum requirement breakdown (%)	CET1 capital %	UK leverage %	Total capital %	MREL %
Pillar 1	4.5	—	8.0	16.0
Pillar 2A	2.4	—	4.2	8.5
Capital conservation buffer	2.5	—	2.5	2.5
Countercyclical capital buffer	2.0	0.7	2.0	2.0
Base leverage	—	3.3	—	—
Minimum Requirement	11.4	4.0	16.7	29.0

Distance to MDA/excess for CET1 capital, total capital and MREL ratios are measured on HoldCo requirements and exclude a 1.0% RFB systemic buffer and a 0.35% additional leverage ratio buffer.

Capital generation

Movement in CET1 Capital Ratio	%
1 January 2026	**15.7**
Profit	0.5
Expected loss less provisions and pension	(0.1)
RWAs	(0.2)
Others	0.1
AT1 coupons	(0.1)
Ordinary dividends	(0.1)
Acquisition of TSB	(1.6)
30 June 2026	**14.2**

Following completion of the acquisition of TSB, we resumed declaring dividends.

Quarterly Management Statement Q2-26 12 Santander UK Group Holdings plc

Appendix 4 - Funding

Wholesale funding	30 June 2026 £bn	31 December 2025 £bn
Short term funding	7.4	5.8
Medium term funding	48.3	42.9
Capital instruments	4.7	4.0
Total	**60.4**	**52.7**

Wholesale funding excludes Foreign exchange and hedge accounting, and Other (including accrued interest). Total wholesale funding consists of items classified in the balance sheet as Financial liabilities at amortised cost, Financial liabilities designated at fair value, and Other equity instruments.

Of which:

Medium term funding	30 June 2026 £bn	31 December 2025 £bn
Senior unsecured issuance from Santander UK Group Holdings plc	11.4	11.2
Senior unsecured issuance from Santander UK plc	3.4	3.3
Covered bonds	21.8	18.9
RMBS and ABS	7.2	5.6
TFSME	4.5	3.9
Total	**48.3**	**42.9**

Capital instruments	30 June 2026 £bn	31 December 2025 £bn
Subordinated liabilities	2.4	1.9
AT1	2.3	2.1
Total	**4.7**	**4.0**

Term issuance

	2026 £bn	2026 expected issuances £bn
Senior unsecured issuance from Santander UK Group Holdings plc	1.5	2.0 to 3.0
Senior unsecured issuance from Santander UK plc	0.1	0.5 to 1.0
Subordinated liabilities and equity (inc. AT1)	1.2	0.5 to 1.5
Covered bonds	2.7	3.5 to 4.0
RMBS and ABS	1.3	1.5 to 2.5
Total	**6.8**	**8.0 to 12.0**

Subordinated liabilities and equity consist of £650m AT1 and £500m T2 issued in Q1-26 both of which were fully subscribed by Banco Santander. Medium term funding at 30 June 2026 includes securities issued under TSB Bank plc's Covered bonds and RMBS securitisation programs. TSB Bank plc's outstanding capital instruments and senior unsecured issuance were purchased by Santander UK plc following the TSB acquisition and therefore eliminate on consolidation.

Quarterly Management Statement Q2-26 13 Santander UK Group Holdings plc

Quarterly Management Statement Q2-26 14 Santander UK Group Holdings plc Appendix 5 - Other Acquisition of TSB On 30 April 2026, Santander UK plc acquired 100% of the issued ordinary share capital of TSB Banking Group plc from Banco de Sabadell SA (Sabadell). TSB Banking Group plc and its subsidiaries (TSB) undertake banking and other financial services related activities in the UK. The consideration paid by Santander UK plc to Sabadell at completion for the entire issued ordinary share capital of TSB Banking Group plc was £2.65bn, plus Sabadell's estimate of the difference in TSB's tangible net asset value between 1 April 2025 and 30 April 2026 (TNAV Variation) of approximately £213m. The consideration paid at completion will be adjusted upwards or downwards once the final TNAV Variation has been determined after completion. Any adjustment will be paid as soon as possible after the final determination has been made. The transaction has been financed from Santander UK plc's existing cash resources and from funding provided by its ultimate parent, Banco Santander SA. In addition, Santander UK plc acquired all TSB securities held by Sabadell, this included £250m Fixed Rate Reset Additional Tier 1 Perpetual Non cumulative Contingent Convertible Securities, £300m of Fixed-to-floating rate callable subordinated Tier 2 capital notes and £650m of Senior unsecured debt securities. The acquisition makes Santander UK the third-largest bank by personal current accounts and fourth-largest mortgage lender. It strengthened Santander UK’s market position and critical mass. By integrating technology across Santander UK and TSB, we expect to unlock substantial operational efficiencies and support long-term profitability through a simplified, scalable digital banking model. It is intended to integrate the business of TSB Bank plc into Santander UK plc through a banking business transfer scheme under Part VII of the Financial Services and Markets Act 2000 in the first half of 2027. This integration is conditional on court sanction and regulatory non-objection. The transaction is expected to contribute to a targeted increase in Santander UK's return on tangible equity to 16% by 2028, with cost synergies of at least £400m. Further information on the acquisition, including the determination of the value of goodwill, will be included in the Santander UK Group Holdings plc Half Yearly Financial Report 2026 to be published on 7 August 2026. Historical motor finance commission payments On 30 March 2026, the FCA published its Policy Statement PS26/3: Motor finance consumer redress scheme. Following its assessment of the final scheme rules, which include several changes to the proposals in the Consultation, Santander UK decided not to challenge the scheme and to focus on its implementation in order to bring greater certainty to its customers. Santander UK updated its scenarios and assumptions including operational and legal costs. This resulted in a total provision of £633m at 31 March 2026. After utilisation of costs incurred to date, a provision of £623m remained at 30 June 2026. Applications have been made by certain lenders and a consumer group to challenge aspects of the scheme before the Upper Tribunal. On 1 July 2026, the Tribunal made orders providing for the management of those proceedings and partially suspending certain elements of the scheme including making compensation payments pending determination of the challenges. The substantive hearing is expected to take place by Q1 2027. As a result, the legal and regulatory outcomes, and the nature, extent and timing of any remediation action remain uncertain. Santander UK has not incorporated the potential impact of the legal challenges into its provision estimate as the impact is not considered material based on current estimates. The ultimate financial impact could differ due to factors such as customer response rates and average cost of redress. Santander UK will continue to keep the provision under review as further developments emerge. Retail NPS Our customer experience research was subject to independent third party review. We measured the main banking NPS of 17,876 consumers on a six month basis using a 11-point scale (% Top 2 – % Bottom 7). The reported brand data is based on the six months ended 30 June 2026, and the competitor brand set included in the ranking analysis is Barclays, Halifax, HSBC, Lloyds Bank, Nationwide, NatWest Group (NatWest & RBS) and TSB. The NPS compares brands rather than banking groups. Following its acquisition by Santander UK, TSB remains a separate brand and therefore continues to form part of the competitor brand set. Jun-26: NPS ranked 6th for Retail, we note a margin of error which impacts those from 5th to 6th and makes their rank statistically equivalent. Dec-25: NPS ranked 6th for Retail, we note a margin of error which impacts those from 4th to 6th and makes their rank statistically equivalent.

Quarterly Management Statement Q2-26 15 Santander UK Group Holdings plc Change in accounting policy In Q1-26, Santander UK voluntarily changed its accounting policy to reclassify certain costs previously included in the ‘Provisions for other liabilities and charges’ line in the Consolidated Income Statement. Regulatory levies and fees are now classified in ‘Non-interest income’, while operational risk and other related costs have been reclassified to ‘Operating expenses’. Restructuring costs and/or specific, more significant or one- off provisions have not been reclassified so as a result, ‘Provisions for other liabilities and charges’ has been renamed to ‘Restructuring and specific provisions’, and ‘Total operating income’ has been renamed as ‘Net operating income’. This change provides reliable and more relevant information to users of the financial statements as it aligns our presentation with our ultimate parent, Banco Santander. The change in accounting policy had no effect on any other primary financial statements, income statement metrics (except the CIR), key indicators, liquidity ratios, or maturity and offsetting disclosures. Comparative periods have also been reclassified. The financial impact of the changes was: H1-25 Summarised consolidated income statement As originally published Change Reclassified £m £m £m Net interest income 2,215 — 2,215 Non-interest income 172 (93) 79 Net operating income 2,387 (93) 2,294 Operating expenses before credit impairment charges, restructuring and specific provisions (1,269) (62) (1,331) Credit impairment charges (105) — (105) Restructuring and specific provisions (249) 155 (94) Profit before tax 764 — 764 Tax on profit (196) — (196) Profit after tax 568 — 568 Banking NIM 2.26% — bps 2.26 % CIR 53% 5 pp 58 % Cost of risk 6 bps — bps 6 bps

Quarterly Management Statement Q2-26 16 Santander UK Group Holdings plc List of abbreviations ABS Asset-Backed Securities AT1 Additional Tier 1 Banco Santander Banco Santander, S.A. Banking NIM Banking Net Interest Margin BBLS Bounce Back Loan Scheme BTL Buy-To-Let CCB Corporate & Commercial Banking CET1 Common Equity Tier 1 CIR Cost-to-Income Ratio CRE Commercial Real Estate ECL Expected Credit Losses FoR Follow on Rate FCA Financial Conduct Authority FSCS Financial Services Compensation Scheme GDP Gross Domestic Product HoldCo Holding Company (Santander UK Group Holdings plc) HPI House Price Index IFRS International Financial Reporting Standards LCR Liquidity Coverage Ratio LDR Loan-to-Deposit Ratio LTV Loan-To-Value MDA Maximum Distributable Amount n.a. Not applicable NPS Net Promoter Score NSFR Net Stable Funding Ratio O-SII Other Systemically Important Institutions POCI Purchased or Originated Credit-Impaired financial assets PRA Prudential Regulation Authority RFB Ring-fenced Bank RoTE Return on Tangible Equity RMBS Residential Mortgage-Backed Securities RWA Risk-Weighted Assets Sabadell Banco de Sabadell, S.A. Santander UK Santander UK Group Holdings plc SVR Standard Variable Rate T2 Tier 2 TFSME Term Funding Scheme with additional incentives for SMEs TSB TSB Banking Group plc UK United Kingdom

Quarterly Management Statement Q2-26 17 Santander UK Group Holdings plc Additional information about Santander UK and Banco Santander Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. The bank serves its customers via a nationwide branch network, telephone, mobile and online banking. Santander UK is subject to the full supervision of the FCA and the PRA in the UK. Santander UK plc customers’ eligible deposits are protected by the FSCS in the UK. Banco Santander (SAN SM, STD US, BNC.LN) is a leading commercial bank, founded in 1857 and headquartered in Spain and one of the largest banks in the world by market capitalisation. The group’s activities are consolidated into five global businesses: Retail & Commercial Banking, Digital Consumer Bank, Corporate & Investment Banking (CIB), Wealth Management & Insurance and Payments (PagoNxt and Cards). This operating model allows the bank to better leverage its unique combination of global scale and local leadership. Banco Santander aims to be the best open financial services platform providing services to individuals, SMEs, corporates, financial institutions and governments. The bank’s purpose is to help people and businesses prosper in a simple, personal and fair way. Banco Santander has a listing of its ordinary shares on the London Stock Exchange and Santander UK plc has preference shares listed on the London Stock Exchange. Contacts Thuy Dinh Investor Relations ir@santander.co.uk Stewart Todd Head of Communications and Responsible Banking mediarelations@santander.co.uk Basis of presentation The information in this statement is unaudited and does not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006 (the Act). The statutory accounts for the year ended 31 December 2025 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act. This statement provides a summary of the unaudited business and financial trends for the six months ended 30 June 2026 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc and, from 1 May 2026, TSB Bank plc. The unaudited business and financial trends in this statement only pertain to Santander UK on a statutory basis. Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2025. Disclaimer Santander UK Group Holdings plc (Santander UK) and Banco Santander caution that this announcement may contain forward-looking statements. Such forward- looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections, and Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward-looking statements on page 234 of the Santander UK Group Holdings plc 2025 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on 12 March 2026. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward- looking statements when making decisions with respect to Santander UK, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter. Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK. Nothing in this announcement constitutes or should be construed as constituting a profit forecast. None of the websites referred to in this Quarterly Management Statement, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Quarterly Management Statement.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK GROUP HOLDINGS PLC By: / s / Angel Santodomingo Angel Santodomingo Chief Financial Officer Dated: 22 July 2026